Exhibit 99.1

CANTERBURY PARK

1100 Canterbury Road

Shakopee, MN  55379

CANTERBURY PARK HOLDING CORPORATION

REPORTS RECORD 2018 FINANCIAL RESULTS

FOR IMMEDIATE RELEASE	CONTACT: Randy Sampson
March 29, 2019	(952) 445-7223

SHAKOPEE, MN - Canterbury Park Holding Corporation (NASDAQ:CPHC) today announced financial results for its fourth quarter and year ended December 31, 2018.

Results for the Year Ended December 31, 2018

The Company’s 2018 net revenues were $59.1 million, an increase of 3.8% compared to 2017 net revenues of $57.0 million. Pari-Mutuel revenues increased $262,000, or 2.5%, primarily due to an increase in Guest Fee and simulcast revenues, partially offset by a reduction in live racing revenue. Card Casino revenues increased $1.9 million, or 6.1%, due to a $2.3 million increase in table games revenue, partially offset by a decrease in poker revenues of $626,000. Food and beverage revenues increased $79,000, or 1.0%.

Operating expenses in 2018 were $51.5 million, a decrease of 1.8% compared to $52.4 million in 2017. Operating expenses in 2018 included a $2.2 million gain on transfer of land related to the Doran Canterbury I joint venture and a gain on sale of land of $130,000, both of which were accounted for as a reduction in operating expenses. In 2018, the Company also recorded a loss on disposal of assets of $121,000. Operating expenses in 2017 included a $141,000 gain on insurance recoveries related to 2014 storm damage that was accounted for as a reduction in operating expense. Excluding these 2018 and 2017 gains and losses, operating expenses for 2018 increased $1.2 million, or 2.3% compared to 2017. The increase is primarily due to an increase in purse expense and salaries and benefits.

Income tax expense for 2018 was $2.0 million, an increase of $1.5 million compared to $480,000 in 2017. In connection with the U.S. Tax Cuts and Jobs Act (“TCJA”) signed on December 22, 2017, the Company recorded a $1.3 million tax benefit in the 2017 fourth quarter as a result of revaluation of the net deferred tax liabilities due to the corporate tax rate decrease from 34% to 21% starting in 2018.

The Company’s net income increased 39.8% to $5.7 million, or $1.26 per diluted share, in 2018 compared to net income of $4.1 million, or $0.93 per diluted share, in 2017.

For the twelve months ended December 31, 2018 compared to the same period in 2017, earnings before interest, taxes, depreciation and amortization (“EBITDA”) increased to

$10.2 million from $7.1 million.  Adjusted EBITDA, which excludes the gains and loss included in operating expenses, was $7.9 million in 2018 compared to $6.9 million in 2017.

Results for the Quarter Ended December 31, 2018

The Company’s net revenues for the three months ended December 31, 2018 were $12.0 million, unchanged from the same period in 2017. Pari-Mutuel revenues increased $41,000, or 2.6%, primarily due to an increase in source market fees collected as a result of the ADW legislation. Card Casino revenues increased $340,000, or 4.2%, due to an increase in table games revenue of $296,000. Food and beverage revenues increased $13,000, or 1.2%. These increases were partially offset by a decrease in Other Revenues of $353,000 primarily due to the absence of a customer leasing space from us during the 2017 fourth quarter in preparation for the Super Bowl that was held in Minneapolis in February 2018.

The Company’s operating expenses for the three months ended December 31, 2018 were $8.8 million, a decrease of 20.7% compared to $11.1 million for the same period in 2017. Operating expenses in the 2018 fourth quarter included a $2.2 million gain on transfer of land related to the Doran Canterbury I joint venture and a gain on sale of land of $130,000, both of which were accounted for as a reduction in operating expenses. The Company also recorded a loss on disposal of assets of $121,000 in the 2018 fourth quarter. Operating expenses in 2017 included a $141,000 gain on insurance recoveries related to 2014 storm damage that was accounted for as a reduction in operating expense. Excluding these 2018 and 2017 gains and losses, operating expenses for the 2018 period decreased $78,000 or 0.7% compared to the 2017 period. The decrease is primarily due to a decrease in advertising and marketing expense, partially offset by an increase in salaries and benefits expense.

The Company recorded income tax expense for the 2018 fourth quarter of $924,000, an increase of $1.9 million compared to the 2017 fourth quarter when the Company recorded an income tax benefit of $965,000 as a result of the TCJA discussed above.

The Company’s net income for the three months ended December 31, 2018 increased 24.4% to $2.4 million, or $0.52 per diluted share, compared to net income of $1.9 million, or $0.43 per diluted share, for the same period in 2017.

For the three months ended December 31, 2018 compared to the same period in 2017, EBITDA increased to $3.9 million from $1.6 million. Adjusted EBITDA was $1.6 million in 2018 compared to $1.5 million in 2017.

Additional Financial Information

Further financial information for the fourth quarter and year ended December 31, 2018 is presented in the accompanying table, and additional information will be provided in the Company’s Form 10-K Report that will be filed on or about March 29,  2019 with the Securities and Exchange Commission.

Management Comments

Canterbury Park’s President and Chief Executive Officer Mr. Randy Sampson commented: “We are pleased with the strong increases in revenue and net income over the prior year, as well as the fact that we achieved year-over-year revenue growth for the tenth consecutive year.  Our 2018 revenues and net income were the highest in the Company’s history. We believe we are continuing to make progress in growing our core business as well as our real estate development efforts.”

Commenting on results in the Company’s core businesses, Mr. Sampson added: “Our increase in Card Casino revenue in 2018 of 6.1% was due to a higher hold percentage on our tables game, as well as an increase in volume resulting from a strong economy and increased promotional expenditures. Pari-mutuel revenues increased by 2.5% in 2018 compared to 2017 due to a 3.0% increase in simulcast revenues and a 15.9% increase in guest fee revenue as a result of increased out-of-state handle due to two additional racing days as well as our schedule change that included live racing on Wednesdays in August compared to Sundays in 2017. Those increases were partially offset by a reduction in live racing revenues from on-track handle due primarily to the change to Wednesday racing. Food and Beverage revenues also increased slightly in 2018, benefitting from the two additional live racing days as well as price increases compared to the prior year.”

Mr. Sampson added: “Looking ahead to 2019, we remain confident about prospects for the Company’s core businesses. We continue to make investments in our facility, including the recent expansion of the Card Casino and upgrade of our Food and Beverage venues. In March 2019 we completed an expansion of the Card Casino with updated decor and the addition of three gaming tables. We also opened the Trifecta Café, which significantly improved dining options for our Card Casino guests. In April 2019, we will open the Little Chicago Chophouse, which we anticipate will be a major step in making Canterbury Park a dining destination and to help attract new guests. In addition, we are excited to host the first annual Twin Cities Summer Jam in July 2019. This major 3-day music festival, to be conducted in the infield of the racetrack, will combine rock, pop, and country music in what we expect to be the largest music festival in the Twin Cities. We believe this event, as well as the recent facility improvements will have a positive impact on our efforts to grow our core business.”

Mr. Sampson continued: “During 2018, we continued to make progress in our goal to deliver additional shareholder value through the development of Canterbury Commons. The first phase of the Triple Crown apartment project (Doran Canterbury I, LLC) continues to progress. Construction financing closed in the fourth quarter of 2018 and construction of the first phase of over 300 units is well underway. We anticipate pre-leasing to begin this fall with first occupancy in early 2020. The Company recognized a gain of $2.2 million resulting from transferring approximately 13 acres of land as part its equity contribution in the Doran Canterbury I, LLC joint venture. We have also begun construction on Shenandoah Drive, an obligation of the Company under the Redevelopment Agreement we entered into with the City of Shakopee in August 2018. We expect construction of Shenandoah Drive will be completed by November 2019. Building on the solid development progress that was made in 2018, we will continue to pursue other residential, commercial, retail, hospitality and entertainment development opportunities. We expect to report further progress on these efforts over the remainder of 2019.”

Mr. Sampson concluded: “We are also thrilled that on May 3, 2019, we will celebrate a major milestone in the history of Canterbury Park with the start of our 25th live racing season under our current ownership. We thank the fans, employees, horsemen, and shareholders that have supported us through the years and made our successes to date possible. We are excited about the future and looking forward to continued success in 2019 and beyond.”

Annual Shareholders Meeting

The Company will hold its Annual Meeting of Shareholders on Wednesday, June 5,  2019  at 10 a.m., at the Racetrack in Shakopee, Minnesota. The record date for shareholders entitled to vote at the Annual Meeting is April 8,  2019.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure.  EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance, or cash flows from operating activities as a measure of liquidity.  We have presented EBITDA as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry.  Other companies that provide EBITDA information may calculate EBITDA differently than we do.  Adjusted EBITDA represents our earnings before interest income, income tax expense, depreciation and amortization and loss from disposal of assets, gain on sale of land, gain on transfer of land, and gain from insurance recoveries.  We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of these four items.

About Canterbury Park

Canterbury Park Holding Corporation owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company offers live racing from May to September. The Card Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is redeveloping 140 acres of underutilized land surrounding the Racetrack in a project know as Canterbury Commons. The Company is pursuing several mixed-use development opportunities for this land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions.  For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws.  Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements.  We report these risks and uncertainties in our Form 10-K Report to the SEC. They include, but are not limited to: material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate; and other factors that are beyond our ability to control or predict.

NOTE:  Financial summary on following page.

CANTERBURY PARK HOLDING CORPORATION’S

SUMMARY OF OPERATING RESULTS

	(Unaudited)
	Three Months	Three Months	Twelve Months	Twelve Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017
Net Operating Revenues	$12,038,389	$11,996,386	$59,141,570	$56,952,776

Operating Expenses	($8,779,324)	($11,065,022)	($52,994,641)	($52,431,619)

Income from Operations	$3,259,065	$931,364	$7,646,929	$4,521,157

Non-Operating Revenues, net	$35,492	$12,446	$61,515	$49,624

Income Tax Benefit (Expense)	($924,000)	$964,753	($1,990,000)	($480,000)

Net Income	$2,370,558	$1,908,563	$5,718,444	$4,090,781

Basic Net Income Per Common Share	$0.52	$0.43	$1.28	$0.93

Diluted Net Income Per Common Share	$0.52	$0.43	$1.26	$0.93

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

	(Unaudited)
	Three months ended		Twelve months ended
	December 31,		December 31,
	2018	2017	2018	2017

NET INCOME	$2,370,558	$1,908,563	$5,718,444	$4,090,781

Interest income, net	(35,492)	(12,446)	(61,515)	(49,624)

Income tax expense (benefit)	924,000	(964,753)	1,990,000	480,000

Depreciation	667,857	660,389	2,563,579	2,529,437

EBITDA	3,926,923	1,591,753	10,210,509	7,050,594

Loss on disposal of assets	21,006	2,198	120,940	2,198

Gain on sale of land	(129,580)	—	(129,580)	—

Gain on transfer of land	(2,241,206)	—	(2,241,206)	—

Gain on insurance recoveries	—	(140,552)	(21,064)	(140,552)

ADJUSTED EBITDA	$1,577,143	$1,453,399	$7,939,599	$6,912,240